Exhibit 99.2

WiLAN Initiates LTE-Related Patent Infringement Litigations

Claims filed against Alcatel-Lucent and Ericsson

OTTAWA, Canada – October 2, 2012 – Wi-LAN Inc. (TSX:WIN) (NASD:WILN) ( “WiLAN”) today announced it has initiated two separate litigations claiming patent infringement in the U.S. District Court for the Southern District of Florida against Alcatel-Lucent USA Inc. and against Ericsson Inc., among other parties.

Both suits claim infringement of WiLAN’s U.S. Patent Nos. 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies.

WiLAN will be represented in both suits by Vinson & Elkins LLP.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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For Media inquiries, please contact: Kathryn Hughes Director, Marketing & Communications O: 613.688.4897 C: 613.898.6781 E: khughes@wilan.com	For Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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